

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2022

Charles H. R. Bracken
Chief Financial Officer
Liberty Global plc
161 Hammersmith Rd
London, UK W6 8BS

   Re: Liberty Global plc
     Form 10-K for the Year Ended December 31, 2020
     Filed February 16, 2021
     File No. 001-35961

Dear Mr. Bracken:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Sincerely,

             Division of Corporation Finance
             Office of Technology

cc: Jason Waldron